Mail Stop 6010

June 29, 2006

Kevin P. Connors, President, Chief Executive Officer and Director
Cutera, Inc.
3240 Bayshore Boulevard
Brisbane, California 94005

Via U S Mail and FAX [(415) 330- 2447]

> **Re: Cutera, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the fiscal quarter ended March 31, 2006**
> **File No. 0-50644**

Dear Mr. Connors:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year December 31, 2005

<u>Financial Statements</u>

<u>Note 10 Segment, Geographic and Major Customer Information, page 66</u>

1.   We see that "rest of world" has grown to 22% of revenue for 2005, rising from 20% in 2004 and 18% in 2003. We read in the MD&A that you have direct sales presence in Australia, Canada, several European countries, and the UK; and distributors in 25 countries. We note the requirement for detailed disclosures of major countries and geographic areas in paragraph 38a of SFAS 131. Please explain to us why it is not necessary to present additional geographic disclosures in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2006

<u>Financial Statements, page 3</u>

<u>Consolidated Statements of Operations, page 4</u>

2.   Please revise in future filings the table in footnote (1) to remove the caption which currently shows the totals of the stock-based compensation expense amounts presented in the individual income statement line items. We refer you to Section I.C.2 of the 12/1/05 Current Accounting and Disclosures Issues in the Division of Corporation Finance, which can be accessed at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 8-K dated May 8, 2006

3.   We note that you present your non-GAAP measures and reconciliation in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted cost of revenue, adjusted gross profit, adjusted sales and marketing expenses, adjusted research and development expenses, adjusted general and administrative expenses, adjusted total operating expenses, adjusted income from operations, adjusted interest and other income, net, adjusted income before

income taxes, adjusted provision for income taxes, adjusted net income, and adjusted net income per diluted share, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

4.   In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

Mr. Kevin P. Connors

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3616, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Lynn A. Dicker
Reviewing Accountant